410 - 475 West Georgia Street Vancouver, BC, Canada V6B 4M9 Tel: 604-694-0021 Fax: 604-694-0063 www.petaquilla.com

February 13, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Petaquilla Minerals Ltd. (the “Company”)

Form 20-F/A for the Transition Period Ended May 31, 2008

Filed November 26, 2008

Form 6-K Furnished November 28, 2008

File No. 000-26296

Dear Mr. Schwall:

We are in the process of completing our response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission to us dated January 30, 2009; however, the Company needs additional time to provide an appropriate and thorough response to such comments.  The comment letter requests that the Company respond within 10 business days or that the Company tell you when the Company will provide the Staff with a response.

Confirming my telephone conversation with Joanna Lam and Jenifer Gallagher of the Staff on February 13, 2009, we are requesting an extension to provide our response to such comments until on or before February 27, 2009.  In the interim and as verbally requested by Ms. Lam and Ms. Gallagher, we intend to submit a separate response to the Staff with respect to its request for further information regarding the changes by the Company to its last two fiscal year ends in response to certain comments related to the Company’s financial statements.  As we discussed with Ms. Lam and Ms. Gallagher, depending upon the resolution of this matter and its impact upon the Company’s financial statements, we may need to seek an additional extension in order to be able to respond appropriately to such comments.

We appreciate the Staff’s assistance in this matter.  My phone number is (604) 694-0021 and my fax number is (604) 694-0063 for future correspondence or should you have additional questions.

Sincerely,

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

Petaquilla Minerals Ltd.